 Ciudad Autónoma de Buenos Aires, November 7th, 2022

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Information on Resignation – Arts. 8°, Sec. II, Cap. III, Tit. II and 3° 3), Sec. II, Cap. I, Tit. XII of the CNV Regulations.

Dear Sirs,

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) in accordance with Arts. 8°, Sec. II, Cap. III, Tit. I and 3° 3), Sec. II, Cap. I, Tít. XII of the CNV Regulations.

To this extent, I inform that the Board of Directors approved the resignation presented by Juan Santiago Fraschina to his position as Member of the Board of Directors of the Company. Such resignation obeys to personal reasons and will be effective as of November 4 th, 2022

Sincerely,

María Agustina Montes

Head of Market Relations